EXHIBIT (a)(5)(iii)

FOR IMMEDIATE RELEASE

ICAHN ISSUES OPEN LETTER TO CEO OF LIONS GATE

New York, New York, March 24, 2010

Contact: Susan Gordon (212) 702-4309

Carl C. Icahn issued the following open letter today to Jon Feltheimer, the Co-Chairman and Chief Executive Officer of Lions Gate Entertainment Corp., in response to Lions Gate’s announcement that its board of directors had rejected the Icahn Group’s previously announced offer to purchase UP TO ALL of Lions Gate’s outstanding common shares for $6.00 in cash per share:

CARL C. ICAHN

767 Fifth Avenue, 47th Floor

New York, New York 10153

March 24, 2010

Lions Gate Entertainment Corp.

2700 Colorado Avenue, Suite 200

Santa Monica, California 90404

Attention: Jon Feltheimer, Co-Chairman and Chief Executive Officer

Dear Jon,

I found several aspects of your statement yesterday of great concern. To say that you have exhibited a “patient, disciplined strategy of building a strong and diversified company step by step over the past 10 years” is absurd. In actuality, most of the stock’s appreciation during the decade was the result of one transaction – the acquisition of Artisan. In the press release announcing that acquisition, Artisan CEO Amir Malin stated, “We enter 2004 with our strongest theatrical slate ever.” After the acquisition, Lions Gate’s stock reached a high of $11.40 on November 10, 2004. But when the pipeline acquired from Artisan ran out, for several years the stock went nowhere, and then in September of 2008 it began its precipitous decline to a low of $4.85 on February 4, 2010. I believe the stock would have continued declining if I had not acquired 1,236,938 shares between February 5, 2010 and February 11, 2010 and then announced a tender offer on February 16, 2010. You claim that I offer no “meaningful vision”, thereby implying that you have one. I cannot help but wonder why your “vision” – if so “meaningful” – never translated into shareholder value?

I believe that one of my strongest traits as an investor is that I don’t personally claim to be a visionary in regard to any particular industry. I believe in finding strong managers and holding them accountable. If the stock price of a company remains stagnant for years, as it has with Lions Gate, then clearly something is wrong. I suggest that your directors have failed shareholders. They have never taken a long hard look at this “meaningful vision” you claim to possess and have not been willing to hold you accountable for it. Instead, they have rewarded you and the rest of management with bonuses, options and golden parachutes while your shareholders have watched their stock decline.

Unfortunately, as is often the case, hand-picked boards let self-proclaimed “visionary” CEOs chase their vision indefinitely, even when years pass and their vision is clearly a delusion. To make matters worse, I continue to fear (as I have previously expressed) that the current board will allow you to borrow billions to pursue your new “vision” of library consolidation, exhibited by your interest in acquiring MGM and Miramax. This is simply another delusion in my opinion, as library values are currently in a secular decline, never to return to cash flows seen during the heyday of DVD sales.

I believe that you are, as you should be, frustrated by the five-year stagnation of Lions Gate. But more importantly, I am fearful that you have determined to “swing for the fences” using excessive debt and risking the shareholders’ equity. The road to bankruptcy is littered with companies whose CEOs – under the banner of “vision” – have been permitted by lax board oversight to gamble their companies into oblivion.

Sincerely yours,

Carl C. Icahn

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO PURCHASE NOR A SOLICITATION FOR ACCEPTANCE OF THE OFFER DESCRIBED ABOVE. THE OFFER IS BEING MADE ONLY PURSUANT TO THE OFFER TO PURCHASE DATED MARCH 1, 2010, AS AMENDED BY THE NOTICE OF VARIATION AND EXTENSION DATED MARCH 19, 2010, THAT THE ICAHN GROUP DISTRIBUTED TO HOLDERS OF COMMON SHARES AND FILED WITH THE SEC AS EXHIBITS TO ITS AMENDED SCHEDULE TO AND WITH THE CANADIAN SECURITIES AUTHORITIES ON SEDAR. HOLDERS OF COMMON SHARES SHOULD READ CAREFULLY THE OFFER TO PURCHASE AND THE NOTICE OF VARIATION AND EXTENSION BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE OFFER. HOLDERS OF COMMON SHARES MAY OBTAIN A FREE COPY OF THE AMENDED SCHEDULE TO, THE OFFER TO PURCHASE, THE NOTICE OF VARIATION AND EXTENSION AND OTHER DOCUMENTS THAT THE ICAHN GROUP WILL BE FILING (1) WITH THE SEC AT THE SEC’S WEB SITE AT WWW.SEC.GOV AND (2) WITH THE CANADIAN SECURITIES AUTHORITIES ON SEDAR AT WWW.SEDAR.COM. SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY CARL C. ICAHN AND HIS AFFILIATES FROM THE SHAREHOLDERS OF LIONS GATE FOR USE AT ITS UPCOMING ANNUAL GENERAL MEETING OF SHAREHOLDERS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION. WHEN COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE MAILED TO SHAREHOLDERS OF LIONS GATE AND WILL ALSO BE AVAILABLE AT NO CHARGE AT THE SEC’S WEB SITE AT WWW.SEC.GOV AND ON SEDAR AT WWW.SEDAR.COM. INFORMATION RELATING TO PARTICIPANTS IN SUCH PROXY SOLICITATION IS CONTAINED IN THE AMENDED SCHEDULE TO FILED WITH THE SEC AND SEDAR ON MARCH 19, 2010.